SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On September 22, 2016, NeuroDerm Ltd. (the “Company”) issued a press release titled, “NeuroDerm’s ND0612 Mini-Pump Delivery System Successfully Used by Parkinson’s Disease Patients in Home Setting.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

On September 29, 2016, the Company issued a press release titled, “NeuroDerm Provides Updates on ND0612 Long-Term Safety Trial and Submission of Marketing Applications.” A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

The information in the first, fourth and fifth paragraphs of Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and the information in the first, second and third paragraphs of Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-210496, filed with the SEC on March 31, 2016, and on Form S-8, SEC file numbers 333-210497, 333-205485 and 333-200331, filed with the SEC on March 31, 2016, July 2, 2015 and November 18, 2014, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: September 29, 2016	By:	/s/ Roy Golan
		Name: Title:	Roy Golan Chief Financial Officer

Exhibit Index

Exhibit	Description

99.1	Press release dated September 22, 2016 and titled, “NeuroDerm’s ND0612 Mini-Pump Delivery System Successfully Used by Parkinson’s Disease Patients in Home Setting.”

99.2	Press release dated September 29, 2016 and titled, “NeuroDerm Provides Updates on ND0612 Long-Term Safety Trial and Submission of Marketing Applications.”